Automatic Reinsurance Agreement
effective July 22, 2002

between

National Life Insurance Company
Montpelier, Vermont

(hereinafter called the Ceding Company)

and

Reinsurer

Treaty ID: 2948

Article I		Basis of Reinsurance

	1.	On and after the effective date of this agreement, the Ceding Company will automatically cede to REINSURER on residents of the United States or Canada a quota share as defined in Exhibit II. REINSURER will automatically accept such quota share within the limits shown in Exhibit II, provided the Ceding Company keeps its regular retention and applies its normal underwriting standards. The Ceding Company's regular retention share is shown in Exhibit III. Normal underwriting standards are explained in paragraph 7 of this article.

	2.	If the Ceding Company is already on the risk for its regular retention under previously issued policies, REINSURER will automatically accept reinsurance up to the limits shown in Exhibit II, provided the Ceding Company has applied the same underwriting rules it would have applied if the new policy had fallen completely within its regular retention.

	3.	If the Ceding Company retains less than its regular retention on a risk, REINSURER will automatically accept an amount not exceeding the amount retained by the Ceding Company on the current application.

Facultative Submissions

	4.	The Ceding Company may submit any risk that is eligible for automatic reinsurance to REINSURER for its underwriting opinion. If such risk is acceptable, it will be reinsured automatically under this agreement.

	5.	In addition, the Ceding Company may apply to REINSURER for facultative reinsurance of any individual life risk. An application may include waiver of premium disability or accidental death benefits with life. The Ceding Company may apply for reinsurance of accidental death benefits without life.

	6.	The Ceding Company will make such facultative submissions by sending REINSURER copies of all papers relating to the insurability of the risk, together with a Reinsurance Submission Form (Exhibit I). REINSURER will examine the papers and notify the Ceding Company of its underwriting action promptly. Any offer made by REINSURER will expire as indicated in the offer unless the Ceding Company withdraws its application earlier. If no expiration date is shown in the offer, the offer will expire after 120 days from the date of the offer. The Ceding Company must notify REINSURER of its acceptance of an offer before the expiration of the offer and during the lifetime of the insured.

Underwriting Standards

	7.	The Ceding Company will use the mutually agreed upon underwriting standards to determine underwriting risk classifications. Some policies may be underwritten by Beneficial Life Insurance Company, Salt Lake City, Utah. The Ceding Company should discuss any proposed changes in underwriting standards, requirements, or other criteria with REINSURER before implementation.

Article II		Mode of Notification and Cession

	1.	There will be no individual cessions for risks reinsured hereunder. Instead, each month the Ceding Company will supply REINSURER with three lists containing the information shown in Exhibit V, "List of Risks Reinsured," Exhibit VI, "List of Amendments," and Exhibit VII, "In-Force Summary." The Ceding Company will submit all monthly lists to REINSURER no later than the tenth day of the following month. In addition, the Ceding Company will submit quarterly reserve reports. These are described in Article IX, "Accounting."

	2.	If the Ceding Company chooses to report its reinsurance transactions via electronic media, it will consult with REINSURER to determine the appropriate format. The Ceding Company will notify REINSURER before making any changes in the data format or code structure of any such reports.

Article III		Liability of REINSURER

For automatic reinsurances, REINSURER's liability will begin at the same time as the Ceding Company's liability. For facultative submissions, REINSURER's liability will begin at the same time as the Ceding Company's liability if all the requirements of Articles I and II have been met.

Article IV		Plan of Reinsurance

	1.	Life reinsurance will be ceded on the risk premium basis for the net amount at risk under the policy. The Net Amount at Risk Reinsured will be rounded to the nearest dollar and will be determined at the beginning of each policy year. Once determined for a particular policy year, the amount of reinsurance shall be altered only if there is a policy change affected during that year. The Net Amount at Risk Reinsured will equal the Proportion of the Policy Reinsured multiplied by the difference between the death benefit and the cash value included in the death benefit. The Proportion of the Policy Reinsured will be determined by multiplying the total net amount at risk by REINSURER’s share. Any increase or decrease in the death benefit will be shared proportionately by the Ceding Company and REINSURER until the Ceding Company has reached its retention limit. Additional increases will be assumed by REINSURER subject to the provisions for increased amounts specified in Article VIII and Exhibit II.

	2.	Reinsurance of waiver of premium disability will agree with the Ceding Company's original policy forms. The Ceding Company must furnish REINSURER with copies of its waiver of premium disability riders and keep REINSURER informed of any changes.

Article V		Reinsurance Premiums

	1.	The reinsurance premium rates for life insurance are in Exhibit IV and Exhibit V. The Ceding Company will pay the reinsurance premiums annually in advance. These premiums will be payable as long as the reinsurance remains in force. If any reinsurance is reduced or terminated, REINSURER will refund any unearned portion of reinsurance premium except the policy fee.

	2.	The reinsurance premiums for waiver of premium disability benefits will be the following percentages of the premium that the Ceding Company charges the insured on the initial amount of reinsurance:

		First Year	Renewal Years

	5.	REINSURER cannot guarantee the life reinsurance premium rates for more than one year; however, REINSURER expects to continue accepting premiums on these rates indefinitely. If REINSURER increases the reinsurance premium rates without the Ceding Company increasing the Cost of Insurance rates, the Ceding Company may recapture all in force business.

Article VI		Tax Procedures

	1.	REINSURER will not reimburse the Ceding Company for any share of state premium taxes the Ceding Company has to pay.

2.	The Ceding Company and REINSURER hereby agree to the following pursuant to Section 1.848 -2(g)(8) of the Income Tax Regulations issued December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended. This election shall be effective for 1991 taxable year for all amounts of consideration arising after November 14, 1991 and for all subsequent taxable years for whaich this agreement remains in effect.

	a.	The term “party” will refer to either the Ceding Company or REINSURER as appropriate.

	b.	The terms used in this article are defined by reference to Treasury Regulation Section 1.848-2 in effect as of December 29, 1992. The term “net consideration” will refer to either net consideration as defined in Treasury Reg. Section 1.848-2(f) or “gross premium and other consideration” as defined in Treasury Reg. Section 1.848-3(b) as appropriate.

	c.	The party with net positive consideration for this agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this agreement without regard to the general deductions limitation of IRC Section 848(c)(1).

	d.	The Ceding Company and REINSURER agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency. The Ceding Company and REINSURER also agree to exchange information which may be otherwise required by the IRS.

	e.	The Ceding Company will submit a schedule to REINSURER by June 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year.

	f.	REINSURER may contest such calculation by providing an alternative calculation to the Ceding Company in writing within 30 days of REINSURER’s receipt of the Ceding Company’s calculation. If REINSURER does not so notify the Ceding Company, REINSURER will report the net consideration as determined by the Ceding Company in REINSURER’s tax return for the previous calendar year.

		g.	If REINSURER contests the Ceding Company’s Calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date REINSURER submits its alternative calculation. If the Ceding Company and REINSURER reach agreement on an amount of the net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

Article VII		Claims

	1.	If the Ceding Company pays a claim in full, REINSURER will pay the Ceding Company the full Net Amount at Risk Reinsured for the policy year of death. For monthly decreasing term plans, REINSURER's share will be the total death benefit under the policy for the month of death multiplied by the proportion the initial amount reinsured with REINSURER bears to the total amount of insurance under the original policy. If the Ceding Company pays less than the full amount of a claim, REINSURER and the Ceding Company will share proportionately in the reduction.

	2.	If any special expenses are involved in the settlement of a claim, REINSURER and the Ceding Company will share the expenses proportionately. Such special expenses include, but are not limited to, court and arbitration costs, special investigations, etc. The following will not be considered special expenses:

		a.	Salaries of the Ceding Company's and REINSURER's employees

		b.	Expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits that the Ceding Company admits are payable

		c.	Expenses, fees, settlements, or judgements arising out of or in connection with claims made against the Ceding Company for extra-contractual damages, such as punitive damages, bad faith damages, or compensatory damages that may arise from acts or omissions of the Ceding Company in its conduct with its own insured, policy owner, beneficiary or assignee of the policy, or others; provided, however, that REINSURER will pay its proportionate part of any such expenses, fees, settlements, and judgements solely to the extent that such expenses, fees, settlements, and judgements result directly from acts or omissions of REINSURER, or acts or omissions of the Ceding Company to which REINSURER affirmatively consented in writing or that were directed, ratified, or agreed to by REINSURER in writing

	3.	Both companies will share proportionately in any increase or reduction resulting from an insured's misstatement of age or sex.

	4.	In every case of loss, any proofs acceptable to the Ceding Company will be sufficient for REINSURER. However, the Ceding Company must furnish REINSURER with copies of the proofs.

Contestable Claims

	5.	The Ceding Company must give REINSURER advance notice of any contestable claim if fifty percent or more of the life or waiver of premium disability risk is reinsured by REINSURER. The Ceding Company must also give REINSURER advance notice of any contestable accidental death claim if the accidental death benefit is reinsured hereunder. On request, the Ceding Company will submit all papers relating to any such claim to REINSURER for its opinion before making any commitment or payment to the claimant.

Article VIII		Policy Changes

	1.	The Ceding Company will include any changes in the List of Amendments described in Exhibit VII.

	2.	If the face amount or death benefit is increased according to procedures in the policy, the Net Amount at Risk Reinsured and the Proportion of the Policy Reinsured will be recalculated. Such increases are subject to the submission of satisfactory evidence of insurability and will therefore be treated as new issues, subject to the provisions of Article I and the limitations shown in Exhibit II. Reinsurance premiums for such increased amounts will be calculated as for other new issues.

	3.	If any portion of the total insurance retained by the Ceding Company on any life is reduced or terminated, the amount of reinsurance carried by the Ceding Company on that life will be reduced by a like amount. The reinsurance on the policy or policies reduced or terminated will be the first to be reduced. If further reduction in reinsurance is required, the cessions to be reduced or terminated will be determined by the order in which they were reinsured. The first to be reinsured would be the first to be reduced or terminated, and so on. If the reinsurance is shared by two or more reinsurers, the reduction will be prorated among all the reinsurers.

	4.	If an original policy is changed to reduced paid-up insurance, REINSURER will share in the total amount of reduced paid-up insurance in the same proportion as it shared in the original amount insured before such change to reduced paid-up insurance.

	5.	If an original policy is changed to extended term insurance, REINSURER's proportion of the Total Net Amount at Risk under the policy will remain unchanged.

	6.	If a policy is reinstated in accordance with its terms and the Ceding Company's regular reinstatement rules, REINSURER will restore the reinsurance coverage as if no change had occurred. However, REINSURER's approval will be required prior to reinstatement of the reinsurance if the policy was facultatively reinsured hereunder and the Ceding Company’s regular reinstatement rules require more evidence of insurability than a Statement of Good Health. Upon reinstatement of the reinsurance coverage, the Ceding Company will pay the reinsurance premiums that would have accrued had the policy not lapsed, together with interest at the same rate as the Ceding Company receives under its policy.

Article IX		Accounting

	1.	Within the first ten days of each calendar month, the Ceding Company will send REINSURER the List of Risks Reinsured, the List of Amendments, and the In-Force Summary, including all the information required by Exhibits VI, VII, and VIII.

	2.	If the Ceding Company owes REINSURER, it will remit the amount owed with the statement. REINSURER will remit any amount it owes the Ceding Company within twenty working days after receiving the statement.

	3.	Within the first ten days of each calendar quarter the Ceding Company will submit to REINSURER a listing of the reserves for all in-force risks reinsured under this agreement as of the end of the preceding quarter. This list will include the following:

		a.	Life insurance amount reinsured
		b.	Life insurance reserve reinsured
		c.	Substandard reserve reinsured
		d.	WPD—active life reserve (if disability is reinsured)
		e.	ADB reserve and amount (if ADB is reinsured)
		f.	Reserve basis for:

(i) Life insurance
(ii) WPD and ADB

	4.	Claim payments will be settled individually when they are due.

	5.	Any debts or credits, in favor of or against either REINSURER or the Ceding Company with respect to this agreement or any other reinsurance agreement between the Ceding Company and REINSURER, are deemed mutual debts or credits and will be offset and only the balance will be allowed or paid. The right of offset will not be affected or diminished because of the insolvency of either party.

Article X		Expenses of Original Policy

The Ceding Company will pay for all medical examinations, inspection fees, and other charges incurred in issuing policies.

Article XI		Errors and Omissions

	1.	Errors and omissions on any statement or reinsurance record will not affect REINSURER's liability for any reinsurance under this agreement. Any error affecting reinsurance premiums will be rectified as soon as possible after discovery.

	2.	If the failure of either party to comply with any provision of this agreement is unintentional or the result of a misunderstanding or oversight, both parties will be restored as closely as possible to the positions they would have occupied if no error or oversight had occurred.

	3.	This article will not apply to any facultative submission until the Ceding Company has notified REINSURER of its acceptance of REINSURER's offer in accordance with Article I.

Article XII		Retention Limit Changes (Recapture)

	1.	The reinsurance under this agreement will remain in force without reduction as long as the original policy remains in force without reduction, except as provided below.

	2.	If the Ceding Company increases its regular retention limits, it may choose to recapture. The amount eligible for recapture will be the difference between the amount originally retained and the amount the Ceding Company would have retained on the same quota share basis had the new retention schedule been in effect at the time of issue. If the Ceding Company chooses to recapture, it must send REINSURER a written request.

	3.	Recaptures will take effect on the later of the following dates:

		a.	The first policy anniversary date after the Ceding Company notifies REINSURER of its retention limit increase

		b.	When the policy has been in force for the number of years stated in Exhibit IV

If any reinsurance on any policy reinsured hereunder is recaptured, all other eligible policies must be similarly recaptured, subject to the restrictions herein.

	4.	If the reinsurance to be reduced is shared by two or more reinsurers, the reduction will be prorated among all the reinsurers.

	5.	Reductions or cancellations that were overlooked will be made when discovered. REINSURER's acceptance of reinsurance premiums after the effective dates of any overlooked reductions or cancellations will not constitute or determine a liability of REINSURER. REINSURER will be liable only for a refund of the premium so received.

	6.	No recapture will be made if the Ceding Company retained less than its regular retention limit at issue or if the Ceding Company retained no part of the risk.

	7.	If a waiver of premium disability claim is in effect when recapture takes place, the Ceding Company will recapture the life risk and all other eligible benefits as if there were no waiver of premium disability claim. REINSURER's liability for these benefits will then cease. The waiver of premium disability reinsurance will remain in effect until the policy is returned to a premium paying status. When that happens, the Ceding Company will recapture the waiver of premium disability benefits.

	8.	If a recaptured waiver of premium claim is resumed because of an extension of the initial disability under the terms of the Ceding Company's policy, REINSURER will pay its share of the waiver of premium benefit if the Ceding Company pays REINSURER the reinsurance premium for the period following recapture.

Article XIII		Inspection of Records

Both REINSURER and the Ceding Company will have the right to inspect all books, records, and documents relating to the reinsurance under this agreement. Both parties will have the right to make such inspections at any reasonable time at the office of the other party.

Article XIV		Insolvency

	1.	If the Ceding Company becomes insolvent, REINSURER will pay all reinsurance directly to the liquidator, receiver or statutory successor without reduction because of the insolvency. The liquidator, receiver, or statutory successor will give REINSURER written notice of any pending claims on policies reinsured hereunder. Such notice will be given within a reasonable time after a claim is filed in the insolvency proceeding.

	2.	While any such claim is pending, REINSURER may investigate the claim and interpose in the name of the Ceding Company (its liquidator, receiver, or statutory successor) at its own expense in the proceeding where such claim is to be adjudicated. Any expense thus incurred by REINSURER will be chargeable, subject to court approval, against the Ceding Company as part of the expense of liquidation. Where two or more reinsurers are participating in the same claim and a majority in interest elects to interpose a defense or defenses to any such claim, the expense will be apportioned in accordance with the terms of the reinsurance agreements as though the Ceding Company had incurred such expense.

	3.	In the event of REINSURER’s insolvency, the Ceding Company may cancel the Agreement for future new business and will notify the Reinsurer in writing of its intent. The parties agree to waive the notification period for this cancellation, and the effective date will be no earlier than the effective date of REINSURER’s insolvency. Upon giving written notice to REINSURER, the Ceding Company may also recapture all of the inforce business reinsured by REINSURER under this agreement within 120 days of the notice of REINSURER’s insolvency. In the event the Ceding Company exercises this recapture option, it agrees to pay REINSURER a mutually agreed upon recapture fee.

Article XV		Arbitration

	1.	It is the intention of REINSURER and the Ceding Company that the customs and practices of the life insurance and reinsurance industry will be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all matter with the highest good faith. If REINSURER and the Ceding Company cannot mutually resolve a dispute that arises out of, or relates to, this Agreement, the dispute will be decided through arbitration.

	2.	To initiate arbitration, either the Ceding Company or REINSURER will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will acknowledge to the notification in writing within fifteen (15) days of its receipt.

	3.	There shall be three arbitrators who will be current or former officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries. Each of the parties will appoint one of the arbitrators, and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within sixty (60) days of the appointment of the second arbitrator, then each arbitrator shall nominate three candidates [within ten (10) days thereafter], two of whom the other shall decline, and the decision shall be made by drawing lots for the final selection.

	4.	Once chosen, the arbitrators are empowered to select the site of the arbitration and decide all substantive and procedural issues by a majority of votes. As soon a possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators will have the power to determine all procedural rules of the arbitration including, but not limited to, inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they will weigh the evidence and consider any objections. Each party may examine any witnesses who testify at the arbitration hearing.

	5.	The arbitrators shall base their decision on the terms and conditions of this Agreement and the customs and practices of the life insurance and life reinsurance industries rather than on strict interpretation of the law. The decision of the arbitrators will be made by majority rule and will be submitted in writing. The decision will be final and binding on both parties and there will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment. The arbitrators may not award any exemplary or punitive damages.

	6.	Unless the arbitrators decide otherwise, each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

	7.	This Article shall survive termination of this Agreement.

Article XVI		Confidentiality

	1.	Privacy

REINSURER agrees to treat Customer Information provided by the Ceding Company as confidential, as prescribed under Federal and State laws and regulations related to privacy. Customer Information includes, but is not limited to, medical, financial, and other personal information about proposed, current, and former policyowners, insureds, applicants, and beneficiaries of policies issued by the Ceding Company. REINSURER may disclose such information to its retrocessionaires as necessary to perform its internal risk- management functions and to comply with retrocessionaire requirements. REINSURER may also disclose such information to its external auditors as necessary to comply with audit requirements. REINSURER will take reasonable steps to assure such outside parties maintain the confidentiality of Customer Information.

REINSURER will furnish to the Ceding Company a copy of REINSURER’s privacy policy upon request.

	2.	Proprietary Information

		a.	The Ceding Company and REINSURER acknowledge that compliance with the terms of this agreement requires that they exchange Proprietary Information with each other.

b.	Proprietary Information includes, but is not limited to, business plans, trade secrets, experience studies, underwriting manuals, guidelines and decisions, applications, policy forms, quote terms, actuarial data and assumptions, valuations, financial condition, and the specific terms and conditions of this agreement.

c.	Proprietary Information will not include information that:

(i) is or becomes available to the general public other than as a result of disclosure by the party receiving the information ( hereinafter the “Recipient”);

(ii) is developed independently by the Recipient;

(iii) is acquired by the Recipient from a third party that is not known by the Recipient to be bound to keep the information confidential; or

(iv) was already within the possession of the Recipient, and not subject to a confidentiality agreement, prior to being furnished by the other party.

d.	REINSURER and the Ceding Company shall hold all Proprietary Information received from the Ceding Company in confidence and will not disclose such information except to their own directors, officers, employees, affiliates, and advisors (collectively the “Representatives”) who need to know such information in connection with the proper execution of this agreement. REINSURER and the Ceding Company shall inform all Representatives of the confidentiality of the Proprietary Information and will direct such Representatives to treat the information accordingly.

e.	REINSURER may disclose Proprietary Information to its retrocessionaires or MIB as necessary to perform its internal risk-management functions and to comply with retrocessionaire requirements. The Ceding Company or REINSURER may disclose Proprietary Information to its external auditors as necessary to comply with audit requirements. The parties will take reasonable steps to assure such outside parties maintain the confidentiality of such Proprietary Information.

f.	Either party may disclose Proprietary Information when legally compelled to do so. In such event, the party so compelled will provide the other party with prompt notice prior to disclosure so that the other party may seek an appropriate remedy.

Article XVII		Parties to Agreement; Entire Agreement

	1.	This is an agreement solely between the Ceding Company and REINSURER. REINSURER's acceptance of reinsurance hereunder will not create any right or legal relationship whatsoever between REINSURER and the insured or beneficiary under any policy that may be reinsured hereunder.

	2.	This agreement represents the entire agreement between REINSURER and the Ceding Company concerning the business reinsured hereunder. There are no understandings between REINSURER and the Ceding Company other than as expressed in this agreement.

	3.	Any change or modification of this agreement will be null and void unless made by an amendment to the agreement and signed by both REINSURER and the Ceding Company.

Article XVIII		Duration of Agreement; Termination

	1.	The duration of this agreement will be unlimited. However, either party to this agreement may terminate it at any time, for new business only, by giving thirty days' notice in writing to the other party. REINSURER will continue to accept reinsurance during the thirty-day period and will remain liable on all reinsurance already placed in force under the terms of this agreement until such contracts are terminated between the original insured and the Ceding Company.

	2.	The payment of reinsurance premiums is a condition precedent to the liability of REINSURER for reinsurance under this agreement. In the event reinsurance premiums are not paid when due, REINSURER will have the right to terminate all reinsurance coverage of all policies on which reinsurance premiums are in arrears. If REINSURER elects to exercise this right of termination, it will give the Ceding Company thirty days' written notice of its intention to terminate said reinsurance. Such notice will be sent by certified mail, return receipt requested. The Ceding Company will have until the end of the thirty-day period to pay any premiums that are in arrears. If all the reinsurance premiums that are in arrears are not paid by the end of the thirty-day period, including any that came to be in arrears during the thirty-day period, REINSURER will be relieved of all liability under those policies as of the last date for which premiums have been paid for each policy. The reinsurance of policies on which reinsurance premiums subsequently become due will automatically terminate as of the last date for which premiums have been paid for each policy, unless the reinsurance premiums on those policies are paid when due. Terminated reinsurance may be reinstated, subject to REINSURER's approval, within thirty days of the date of termination, upon payment of all reinsurance premiums in arrears. REINSURER will have no liability for any claims incurred between the date of termination and the date of reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice REINSURER's right to collect premiums for the period during which reinsurance was in force.

Article XIX	Effective Date; Execution

The said National Life Insurance Company, Montpelier, Vermont, and the said REINSURER, declare that this agreement and all its terms will be effective as of July 22, 2002, and will apply to all eligible policies where the rate effective date is on and after such date, even though such policies may have been backdated for up to six months to save age. In witness whereof they have by their officers executed and delivered this agreement in duplicate.

National Life Insurance Company

By

Title:

Attest	Date

By

Title:

Attest	Date

Exhibit II

Limits and Special Conditions

The quota share of the risk to be automatically covered under this agreement, including previous reinsurances ceded to REINSURER by the Ceding Company on the same life, is defined as follows:

1. Policy Forms

All amounts of new, direct agency issues of individual Variable Universal Life insurance (VariTrak) above the Ceding Company's retention limits as shown in Exhibit III. These issues may be underwritten by the Ceding Company or Beneficial Life Insurance Company, Salt Lake City, Utah. VariTrak policies eligible for the Express Standard Program will be excluded from this Agreement. VariTrak policies with the No Lapse Guarantee Rider will also be excluded from this Agreement on an automatic basis.

2. Jumbo Limits

Automatic coverage of any risk will be granted only if, according to the Ceding Company's papers, the total amount in force and applied for on the same life with all insurance companies does not exceed the applicable amounts shown below:

      Life (with or without waiver of premium): $25,000,000

3. Binding Limits

a.	Life Insurance

	(i)	Maximum Issue Age: 80

	(ii)	Standard risks with no Secondary Guarantee Rider written by the Ceding Company in the United States or Canada. Any risks may be submitted on a facultative basis but the Secondary Guarantee Rider will not be reinsured.

	(iii)	25% of the risk, but not more than $3,500,000 on any one life. If the Ceding Company is fully retained on any one life, REINSURER’s 27.78% share will not exceed $4,167,000. For issue ages 76 to 80 rated Standard, REINSURER will accept 25% of the risk, but not more than $1,250,000 on any one life. If the Ceding Company is fully retained, REINSURER’s 27.78% will not exceed $1,389,000. For ages 76 to 80 Substandard, over age 80 and all ratings over Table 4, the risk must be submitted on a facultative basis.

Automatic reinsurance is provided for increases resulting from changes in existing insurance coverage as provided in the policy, as long as such coverage qualifies as life insurance according to U.S. federal income tax laws and regulations, subject however to the automatic coverage limits defined herein. Increases above the automatic coverage limits will be ceded facultatively.

Exhibit II
(continued)

b.	Waiver of Premium Disability Benefits

Waiver of Premium Disability Benefits will not be reinsured hereunder unless the Ceding Company and REINSURER agree to include such benefits hereunder.

c.	Accidental Death Benefits

Accidental death benefits will not be reinsured hereunder unless the Ceding Company and REINSURER agree to include such benefits hereunder.

d.	REINSURER will pay its proportionate share of the discounted elected benefit from the Accelerated Benefit Rider and the Accelerated Care Rider. The benefit will be discounted using the same methodology for both riders. No reinsurance premiums will be paid for the riders and the maximum benefit will be $1,000,000. The Accelerated Benefit Rider proportionate share will be paid in one lump sum. The chronically ill insured may accelerate benefits after the first two policy years.*

* The following states have a 30 days wait period from Policy Iissue: Illinois, Louisiana, Massachusetts, Ohio, Oklahoma, Oregon and Virginia. The following state has a 30 days wait period from Rider Issue: North Carolina. The following states have no wait period: Pennsylvania, New Jersey and Minnesota (older policy form – not applicable to 2002 & later issues of UL, VUL, term).

4. Supplementary Benefit Forms

Supplementary benefits to be covered automatically under this agreement will be those provided by the following policy forms:

      Accelerated Benefit Rider, Form No. 7490 (0200) and 7493 (0200)

      Accelerated Care Rider, Form No. 9249 (0199) Tax Qualified and 1-2% (California Non-Qualified

      Additional Protection Benefit Rider, Form No. 7956 (0800) and 7957

      Guaranteed Insurability Option Rider

Exhibit III

Retention Limits of the Ceding Company

Life Insurance
Issue
Ages	Standard and Substandard

All Ages	$1,000,000

For Quota Share business, the Ceding Company will retain 10% up to the retention limit shown above.

In the CUP Program, the Ceding Company will retain all substandard policies below $100,000.

Waiver of Premium Disability Benefits

Not Reinsured Hereunder

Accidental Death Benefits

Not Reinsured Hereunder

Exhibit IV

Life Reinsurance Premiums

1.	Life reinsurance premiums for automatic and facultative business (including shopped cases) ceded hereunder will be subject to the attached 90-95 Age Nearest Birthday Basic Select and Ultimate Mortality Tables:

All Ages	All Years
Elite Nonsmoker
Preferred Nonsmoker
Nonsmoker
Preferred Smoker
Smoker

For ages 0 – 19 the standard nonsmoker rates will be used. Any increases under the Automatic Issue Program will be treated as new issues for reinsurance purposes and the original policy will have been fully underwritten.

2.	Life reinsurance premiums will be calculated as follows:

	a.	For standard risks, by multiplying the Net Amount at Risk Reinsured by the appropriate premium rates from the attached schedules.

	b.	For substandard risks accepted subject to table ratings, by multiplying the corresponding standard premiums by the applicable rating factors from the table below:

Table Rating		Rating Factor
A	(1)	1.25
AA	( 1 1/2)	1.375
B	(2)	1.50
BB	( 2 1/2)	1.625
C	(3)	1.75
D	(4)	2.00
E	(5)	2.25
F	(6)	2.50
G	(7)	2.75
H	(8)	3.00
I	(9)	3.25
J	(10)	3.50
L	(12)	4.00
P	(16)	5.00

Exhibit IV
(continued)

c.	Life reinsurance premiums for substandard risks subject to a flat extra premium will be the sum of:

	(i)	The applicable standard or substandard reinsurance premiums, calculated from paragraphs a. and b. preceding, and

	(ii)	The following percentages of the policy annual flat extra premiums applicable to the initial amount of reinsurance hereunder on such risks:

Term of Flat
Extra Premium	First Year	Renewal Years
More than five years
Five years or less

3.	Any term policy of Life Insurance Company of the Southwest (an affiliate of the Ceding Company) or the Ceding Company converting to a VariTrak policy will be subject to all the terms and conditions of this reinsurance agreement, and reinsurance premiums for the new policy will be on a point-in-scale basis.

4.	The consideration to be paid REINSURER by the Ceding Company for reinsurance of coverage issued under the exercise of an option provided by the Guaranteed Insurability Rider shall be the premiums in paragraph 1. above. Reinsurance premiums for this option will be on a point-in-scale basis.

5.	Benefits Paid under the Accelerated Care Rider will result in the policy changes described below:

a.	A ratio R will be calculated for each Benefit Payment made under this rider. R is calculated on each payment date as
R = (Policy Face Amount prior to the payment date – Benefit Payment) / Policy Face Amount prior to the payment date.

	b.	The Face Amount of each life insurance coverage in force on the insured under the policy will be reduced to an amount equal to the Face Amount prior to paying the benefit multiplied by the ratio R.

	c.	The Minimum Premium associated with each life insurance coverage in force on the insured under the policy will be changed to reflect the change in Face Amount.

	d.	The Accumulated Value of the policy will be reduced to an amount equal to the Accumulated Value prior to paying the benefit multiplied by the ratio R.

	e.	The outstanding policy loan, if any, will be reduced to an amount equal to the outstanding policy loan prior to paying the benefit multiplied by the ratio R.

	f.	The surrender charges in effect, if any, will be reduced to an amount equal to the surrender charge prior to paying the benefit multiplied by the R.

	g.	The death benefit of each life insurance coverage in force on the insured under the policy will be adjusted according to the provisions of the policy to reflect the policy changes in c. and e. above.

REINSURER will not participate in benefits derived as a result of the inclusion of the Non Forfeiture Benefits of the policy.

6.	Periodic listings to be forwarded to REINSURER by the Ceding Company in accordance with Article II, "Mode of Notification and Cession," will identify smoker and nonsmoker risks.

7.	Reinsurances ceded on these rate schedules will be eligible for recapture in accordance with Article XII after they have been in force for at least ten years.

Exhibit V

List of Risks Reinsured

The "List of Risks Reinsured," showing all renewing policies, should be prepared and submitted monthly, quarterly, or annually according to the terms of the agreement. At least once a year at the end of each year, a list must be submitted by the Ceding Company to REINSURER including ALL risks reinsured under this agreement. Premiums due should be included only for the period being reported. The information required to be shown on such lists is set out below.

	A.	Policy number

	B.	Name of insured (minimum is surname and first initial; prefer to have first name and middle initial as well.)

	C.	Sex

	D.	Date of birth (month, day, year)

	E.	Issue age

*	F.	Attained age

	G.	Policy date (month, day, year) or date of increase/decrease in specified amount

	H.	Transaction code (in force)

		1.	First year, newly reported (i.e., new business)

		2.	First year, previously reported (i.e., renewal business in first policy year)

		3.	Renewal

	I.	Substandard rating (table, mortality percentage, flat extra amount and duration. Show multiple of standard for ADB or WPD.)

	J.	Plan or plan code (if more than one plan is covered by the agreement)

	K.	Underwriting class (smoker, nonsmoker, preferred, etc.)

	L.	Specified amount issued (life, ADB, WPD)

	M.	Death benefit option (i.e., cash value included in or in addition to the specified amount)

*	N.	Current death benefit (under original policy)

	O.	Proportion reinsured this policy (where applicable)

	P.	Amount reinsured

	Q.	Current reinsurance amount at risk

	R.	Reinsurance premium (life, ADB, WPD)

*	S.	Net cash amount due REINSURER (life, ADB, WPD)

*	T.	Automatic or facultative

*	U.	Currency code if not U.S. currency

       * Desirable but not required

Exhibit V
(continued)

There should be separate subtotals for all items listed below. Each subtotal should include:

Policy count	(life—separately for new business, renewals, and combined)
Reinsurance amount at risk	(separately for new business, renewals, and combined)
Reinsurance premium	(separately for new business, renewals, and combined)
Reinsurance commission	(separately for new business, renewals, and combined)
Net amount due REINSURER	(separately for new business, renewals, and combined)

The various policy details including reinsurance amount at risk and proportion reinsured shown on the "List of Risks Reinsured" should correspond to the in force after any changes reported concurrently on the "List of Amendments." We need a grand total each reporting period for policy count in force and reinsurance amount at risk in force (separately for new business, renewals, and combined). A separate total of ADB in force is needed. This need not be separated into new business and renewals.

A grand total of reinsurance premium and net amount due REINSURER, including all in force and amendments, should be shown (separately for first year, renewals, and combined categories). Separate totals should be provided for life, ADB, and WPD. This may be shown on the "List of Risks Reinsured" or may be included in a separate summary.

Where premiums for more than one period are being reported on a single list, the basic identification (policy number, name of insured, sex, date of birth, age, and policy date) need be shown only one time on the first line for the policy. Subsequent lines should each relate to a different period and the period involved should be indicated.

Although an increase or decrease in the specified amount will not, as a rule, result in the issuance of a new policy, the amount of such increase or decrease should be reported separately from the base specified amount so that differences in premium rates can be reflected. For example, the amount of increase in specified amount might involve a substandard rating that differs from the rating for the base specified amount. In any such case, it might be a good idea to assign a separate policy number suffix.

Any significant deviations from these reporting guidelines must be agreed to by REINSURER.

Exhibit VI

List of Amendments

Each "List of Amendments" (monthly, quarterly, or annual) should show details for each policy for which any transaction (see codes 4–12 below) occurred which has an effect on either the reinsurance amount at risk or reinsurance premium. The basic policy details to be shown include the following:

	a.	Policy number

	b.	Name of insured

*	c.	Date of birth

	d.	Transaction code (changes to in force)

		4.	Termination without value

		5.	Policy not placed (NTO)

		6.	Surrender (full or partial)

		7.	Reinstatement

		8.	Increase in specified amount

		9.	Decrease in specified amount

		10.	Conversion or change of plan (e.g., Option A to Option B)

		11.	Death

		12.	Other (Please describe.)

Under item 12, we would like you to describe any other amendments such as partial recapture, full recapture, table rating reduction, etc, e. Effective date of transaction f. Net increase or decrease in reinsurance amount at risk from the reinsurance amount at risk last reported to REINSURER before the change g. Reinsurance premium adjustment (separately for first year/renewal) h. Net adjustment due REINSURER (separately for first year/renewal) i. Currency code if not U.S. currency

Subtotals of policy count and reinsurance amount at risk should be provided for each transaction code where the transaction is such that the life policy count in force is altered by the transaction. For items g and h only grand totals are required (separately for first year/renewal/combined).

The premium adjustments should include adjustments up to the current reporting period (e.g., month, quarter). Premiums for the current reporting period should appear on the "List of Risks Reinsured."

It is not necessary to adhere strictly to the set of transaction codes shown above as long as the amendments are clearly identified and appropriate subtotals and totals can be provided.

*Desirable but not required

Exhibit VII

In-Force Summary Form

SELF-ADMINISTERED LIFE REINSURANCE

Summary Report

For the Period ________________ through
To REINSURER

Account
Company Name	Number
Treaty ID:
Plan ID:
Prepared By	Date	Phone

I. Policy Exhibit Summary (Life Reinsurance Only)

	Number of	Amount of
	Policies	Reinsurance
A. In Force As Of Last Report
B. New Paid Reinsurance Ceded
C. NTO
D. Reinstatements
E. Administrative New Business (Conversions, Etc.)
F. Lapses
G. Recaptures
H. Surrenders (Coinsurance Only)
I. Death
J. Expiries
K. Administrative Lapses
L. Increase/Decrease	XXXXXX
M. In Force As Of Current Report
N. ADB In Force As of Current Report	XXXXXX

II. Accounting Summary

	Premiums		Commissions
Net Due
Category					Other*	REINSURER-Life

	First Year	Renewal Year	First Year	Renewal Year
Life
WP
ADB

Total

*	If more than one category is included (e.g., surrender benefits, dividends), please show details on the reverse side of this form.